

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2025

Thomas E. Wirth
Chief Financial Officer
Brandywine Realty Trust
2929 Arch Street, Suite 1800
Philadelphia, PA 19104

  Re: Brandywine Realty Trust
    Form 8-K Filed May 7, 2024
    File No. 001-09106

Dear Thomas E. Wirth:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Finance